Exhibit 99.1

WiMi Hologram Cloud Inc. to Hold Extraordinary General Meeting on March 25, 2025

BEIJING, February 24, 2025

WiMi Hologram Cloud Inc. (Nasdaq: WIMI) (“WiMi” or the “Company”), a leading AR services provider in China, today announced that it will (i) terminate the Deposit Agreement dated March 20, 2020, among the Company, JPMorgan Chase Bank N.A. (the “Depositary”), and the holders of American depositary shares (the “ADSs”) from time to time, effective April 2, 2025, and (ii) hold its extraordinary general meeting of shareholders (the “EGM”) at Room#1508, 4th Building, Zhubang 2000 Business Center, No. 97, Balizhuang Xili, Chaoyang District, Beijing on March 25, 2025 at 9:00 a.m. Beijing Time. The Company’s board of directors has fixed February 24, 2025, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the extraordinary general meeting or any adjournment or postponement thereof. Holders of the Company’s Class A ordinary shares (the “Class A ordinary shares”) and Class B ordinary shares (the “Class B ordinary shares”), par value US$0.0001 per share (collective, the “ordinary shares”) of record at the close of business on the Record Date are entitled to attend and vote at the EGM. Holders of American Depositary Shares (the “ADSs”) who wish to exercise their voting rights for the underlying Class B ordinary shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program.

On or about February 24, 2025, the Depositary of the Company’s American depositary receipts (the “ADRs”), will distribute to all holders and beneficial owners of the Company’s ADRs a notification regarding the termination of ADR facility for the Company’s ADSs pursuant to the Deposit Agreement. The effective date of the termination of the Deposit Agreement will be April 2, 2025 (the “Effective Date”). On the Effective Date, holders of ADSs will have their ADSs automatically cancelled and would be entitled to receive the corresponding underlying Deposited Securities (the “Mandatory Exchange”) at a rate of two (2) Class B ordinary shares for each ADS cancelled, subject to further adjustment in accordance with the share consolidation (defined below) described below.

Subject to shareholder approval at the EGM and concurrent to the Mandatory Exchange, a consolidation of the Company’s Shares at a ratio of one (1) consolidated ordinary share for every twenty (20) existing ordinary share (the “share consolidation”).   If the share consolidation is approved, on the Effective Date, former ADS holders should expect to receive one (1) consolidated Class B ordinary share for every ten (10) ADS previously held.  If the share consolidation is not approved or delayed, on the Effective Date, former ADS holders should expect to receive two (2) existing Class B ordinary shares for every one (1) ADS previously held.

At the EGM, shareholders will be asked for vote on the following proposals:

(i)

With effect from 5 P.M. on April 02, 2025, Eastern time, (a) every twenty (20) Class A ordinary shares of a par value of US$0.0001 each in the Company’s issued and unissued share capital be and are hereby consolidated into one (1) Class A ordinary share (each a “consolidated Class A share”) of a par value of US$0.002, and such consolidated Class A shares shall have the same rights and subject to the same restrictions as the Class A ordinary shares as set out in the Company’s currently effective Second Amended and Restated Memorandum and Articles of Association (the “M&A”), (b) every twenty (20) Class B ordinary shares of a par value of US$0.0001 each in the Company’s issued and unissued share capital be and are hereby consolidated into one (1) Class B ordinary share (each a “consolidated Class B share”) of a par value of US$0.002, and such consolidated Class B shares shall have the same rights and subject to the same restrictions as the Class B ordinary shares as set out in the Company’s M&A, and (c) every twenty (20) undesignated shares of a par value of US$0.0001 each in the Company’s unissued share capital be and are hereby consolidated into one (1) share of a par value of US$0.002 (collectively, the “share consolidation”), such that immediately following the share consolidation, the authorized share capital of the Company shall be changed

FROM

US$50,000 divided into 500,000,000 shares comprising (i) 25,000,000 Class A ordinary shares of a par value of US$0.0001 each; (ii) 275,000,000 Class B ordinary shares of a par value of US$0.0001 each; and (iii) 200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine;

TO

US$50,000 divided into 25,000,000 shares comprising (i) 1,250,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 13,750,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 10,000,000 shares of a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine, and no fractional shares be issued in connection with the share consolidation and the Company’s transfer agent would aggregate all fractional shares and sell them as soon as practicable after the effective time of the share consolidation at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fractional share as a result of the share consolidation.

(ii)	Immediately following the share consolidation, the authorized share capital of the Company be increased

FROM US$50,000 divided into 25,000,000 shares comprising (i) 1,250,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 13,750,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 10,000,000 shares with a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine.

TO US$1,500,000 divided into 750,000,000 shares comprising (i) 37,500,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 412,500,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 300,000,000 shares with a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine.

(the “share capital increase”.)

(iii)	any one or more of Directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the share consolidation and share capital increase and of administrative nature, on behalf of the Company, including under seal where applicable, as he/they consider necessary, desirable or expedient to give effect to the foregoing arrangements for the share consolidation and share capital increase; the Company’s registered office provider be instructed to make all necessary filings with the Companies Registry in the Cayman Islands in connection with the share consolidation and share capital increase; and the Company’s share registrar be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any Director be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

Shareholders and ADS holders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.wimiar.com/ and from the SEC’s website at www.sec.gov, or by contacting WiMi Hologram Cloud Inc., Room#1508, 4th Building, Zhubang 2000 Business Center, No. 97, Balizhuang Xili, Chaoyang District , telephone: +86-10-5338-4913, email: Pr@wimiar.com

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud, Inc.(NASDAQ:WIMI), whose commercial operations began in 2015, operates an integrated holographic AR application platform in China and has built a comprehensive and diversified holographic AR content library among all holographic AR solution providers in China. Its extensive portfolio includes 4,654 AR holographic contents. The company has also achieved a speed of image processing that is 80 percent faster than the industry average. While most peer companies may identify and capture 40 to 50 blocks of image data within a specific space unit, WiMi collects 500 to 550 data blocks.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

For more information, please visit http://ir.wimiar.com/.